Lazard Capital Markets LLC
30 Rockefeller Plaza
New York, N.Y. 10020

March 8, 2007

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Media & Entertainment Holdings, Inc. (the “Company”) Registration Statement on Form S-1 (Reg. No. 333-128218)

Ladies and Gentlemen:

     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we hereby join with the Company to request that the effective date for the Registration Statement referred to above be accelerated to 11:00 a.m. (EDT) on March 9, 2007 or as soon as practicable thereafter.

     In connection with Rule 460 of the Act, please be advised that we have effected approximately the following distribution of copies of the Preliminary Prospectus dated February 2, 2007:

Number of prospectuses distributed to institutions	2,000
Number of prospectuses distributed to individuals	600
Number of prospectuses distributed to underwriters	50

Total	2,650

     The undersigned has and will, and each participating underwriter and dealer has advised the undersigned that it has and will, comply with the provisions of SEC Release No. 33-4968 of the Act and Rule 15c2-8 of the Securities Exchange Act of 1934, as amended in connection with the above-referenced issue.

Very truly yours,

LAZARD CAPITAL MARKETS LLC

By: /s/ David McMillan, Jr.
Name: David McMillan, Jr.
Title: Managing Director